April 20, 2011

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re: Follow-up letter dated April 6, 2011 to comment letter dated February 15, 2011, File No. 1-8399

Dear Mr. Cash:

This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated April 6, 2011, as a follow-up to the response from Worthington Industries, Inc. (the “Company”, “we”, or “our”).

The following includes your comment followed by our response.

Form 10-K for the year ended May 31, 2010

Note H – Segment Data, Page 77

1.	We note your response to prior comment one of our letter dated March 11, 2011. We remind you that one of the purposes of MD&A is to enable investors to see the company through the eyes of management. Given that management does have certain quantified information regarding products, we urge you to continue to consider what additional quantitative disclosures you can provide to convey material trends and variability of your operations in order to help investors evaluate your results.

Response:

We acknowledge the foregoing Staff comment and note that we will continue to provide information in MD&A that conveys material trends and variability in our operations and will continue to consider what additional quantitative disclosures, if any, will convey such information.

Sincerely,

/s/ B. Andrew Rose
B. Andrew Rose
Vice President and Chief Financial Officer